UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                            SEC File Number 333-54822
                            CUSIP Number 82773R 20 2

                                   (Check One)
/ / Form 10-K    / /Form 10-KSB / / Form 20-F   / / Form 11-K   /X/ Form 10-Q
/ / Form 10-QSB  / / Form N-SAR / / Form N-CSR

                       For period ended September 30, 2004

                  / / Transition Report on Form 10-K/Form 10-KSB
                  / / Transition Report on Form 20-F
                  / / Transition Report on Form 11-K
                  / / Transition Report on Form 10-Q/Form 10-QSB
                  / / Transition Report on Form N-SAR
                  For the transition period ended:_____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I  REGISTRANT INFORMATION

Stronghold Technologies, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
106 Allen Road
--------------------------------------------------------------------------------
Address of Principal Executive Office

Basking Ridge, NJ  07920
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, X 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information of the registrant. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of the required review of the registrant's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Robert Nawy, CFO  (908) 903-1195
--------------------------------------------------------------------------------

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) : Yes X No ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? :
Yes X No __

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

For the quarter ended September 30, 2003, the registrant had revenues of approximately $904,254 and net loss of approximately $1,056,623. For the quarter ended September 30, 2004, the registrant currently estimates that it had revenues of approximately $475,969 and a net loss of approximately $986,279. Results for the 2004 fiscal year remain subject to further adjustment and actual results may differ significantly from the foregoing estimates. The reason for this difference is 1)the steps management made to address the registrant's limited funding that included reductions of the registrant's sales, marketing and client consultant staffs, 2) a strategic decision to allocate resources to establish the registrant's first sales efforts through third party distributors and 3) a loss of momentum in the late part of the second quarter and the early part of the third quarter resulting from concerns regarding closure of the registrant's pending funding that was needed to maintain operations. This reduction of net losses despite the decrease of revenue is primarily attributable to the maintenance of gross profit margins of 63% and the significant reductions of general and administrative expenses of $454,157.

                          Stronghold Technologies, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 15, 2004                 By: /s/ Christopher Carey
                                            ----------------------
                                            Christopher Carey
                                            Chief Executive Officer